POLYDEX PHARMACEUTICALS LIMITED
421 Comstock Road
Toronto, Ontario, Canada M1L 2H5

March 21, 2006

VIA EDGAR

Securities and Exchange Commission
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
100 F Street, N.E.
Washington, DC 20549

RE:	Polydex Pharmaceuticals Limited
Form 10-K for Fiscal Year Ended January 31, 2005
Forms 10-Q for Fiscal Quarters Ended
April 30, 2005, July 31, 2005 and October 31, 2005
File No. 1-08366

Dear Mr. Rosenberg:

Pursuant to the telephonic discussions between our outside counsel and Mark Brunhofer, Polydex Pharmaceuticals Limited (the “Company”) has made agreed upon revisions to the above referenced Form 10-K for the Company’s fiscal year ended January 31, 2005 (the “Form 10-K”) and Forms 10-Q for the Company’s fiscal quarters ended April 30, 2005, July 31, 2005 and October 31, 2005 (the “Forms 10-Q”), and filed amended versions of such documents herewith.

Such amended documents include updated certifications of the Chief Executive Officer and Chief Financial Officer of the Company pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended, and pursuant to 19 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

The Company hereby acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact our primary outside counsel, Mark D. Guidubaldi, Esq., Katten Muchin Rosenman LLP, 525 West Monroe Street, Chicago, IL 60661, (312) 902-5354 (phone), (312) 577-4536 (fax), with anything further.

Sincerely,

POLYDEX PHARMACEUTICALS LIMITED

\s\ George G. Usher

George G. Usher,
Chairman, President and Chief Executive Officer

cc: Mark D. Guidubaldi, Esq.